# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OpenLocker Holdings, Inc., CIK 0000924396
CUSIP: 92934S502
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 1700 Palm Beach Lakes BLVD, Suite 820, West Palm Beach, Florida (FL), 33401
Date of event which requires filing of this statement: 04/09/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002067417

## Reporting persons
- IndexAtlas AG: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); sole voting power 60,282,684; shared voting power 0; sole dispositive power 60,282,684; shared dispositive power 0; aggregate amount beneficially owned 60,282,684 (11.3% of the class)
- Sergei Skatershchikov: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); sole voting power 60,282,684; shared voting power 0; sole dispositive power 60,282,684; shared dispositive power 0; aggregate amount beneficially owned 60,282,684 (11.3% of the class)

## Item 1. Issuer
Name of issuer: OpenLocker Holdings, Inc.
Address of issuer's principal executive offices: 1700 Palm Beach Lakes BLVD, Suite 820, West Palm Beach, FLORIDA, 33401.

## Item 2. Person Filing
Name of person filing:
IndexAtlas AG; Sergei Skatershchikov

This report is being filed by IndexAtlas AG, which is the direct beneficial owner of the shares of the issuer and by Sergei Skatershchikov, who is the indirect beneficial owner of shares of the issuer through his ownership of 100% of the shares of IndexAtlasAG.
Address of principal business office or, if none, residence: Gerbergasse, 48, 4001 Basel, Switzerland
Citizenship: Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 60,282,684
Percent of class:
11.3% *

*Based on 533,127,314 shares of the common stock issued and outstanding as of May 2, 2025.
Sole power to vote or to direct the vote: 60,282,684
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 60,282,684
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement.

## Signatures
- IndexAtlas AG: /s/ Christian Eich, Christian Eich, Director (05/14/2025)
- Sergei Skatershchikov: /s/ Sergei Skatershchikov, Sergei Skatershchikov (05/14/2025)